El Tamarindo Inc.

Profit and Loss
October 2018 - September 2019

	TOTAL
Income	
40000 Sales	
40100 Beverages - Beer	72,197.76
40200 Beverages - Wine	8,130.00
40250 Beverages Sales - Liquor	203,185.12
40300 Beverages Sales - Other	99,640.61
40350 Food Sales	1,070,647.96
40450 Marketplace Facilitator Mobile App & Catering Sales	83,676.78
40500 Private event sales	31,084.17
Total 40000 Sales	**1,568,562.40**
40400 Customer Discounts/Promotions/Adjustments	-32,755.12
41200 Sales Other - (Tips Collection)	189,022.54
41250 TIP Employees	-189,022.54
45000 Sales of Product Income	2,295.81
49000 Uncategorized Income	282.11
Total Income	**$1,538,385.20**
Cost of Goods Sold	
50900 Food Purchases	315,585.94
51000 Bar Purchases	56,467.87
51800 Merchant Account Fees	4,768.47
53100 Restaurant Supplies	60,213.38
Total Cost of Goods Sold	**$437,035.66**
GROSS PROFIT	**$1,101,349.54**
Expenses	
60000 Advertising and Promotion	23,020.16
60400 Bank Service Charges	14,140.70
60500 Delivery Outsource Fee	35,117.61
61000 Business Licenses and Permits	5,702.95
61400 Charitable Contributions	660.00
62000 Professional Development Expenses	55.00
62500 Dues/Subscriptions/Membership Expenses	5,834.71
63300 Insurance Expense	1,000.00
63310 General Liability Insurance	8,061.61
63330 Life and Disability Insurance	18,190.82
Total 63300 Insurance Expense	**27,252.43**
63400 Interest Expense	19,252.04
63500 Janitorial Expense	800.67
64300 Meals and Entertainment	2,204.75
64700 Miscellaneous Expense	64.69
64800 Music and Entertainment	1,450.72
64900 Office Supplies	2,849.22
65200 Outside Services	2,639.00
65500 Salaries and Wages	300.00

	TOTAL
65600 Salaries - Officers	57,824.03
65700 Salaries & Wages - Employees	402,244.41
Total 65500 Salaries and Wages	**460,368.44**
66000 Payroll Expenses	
60051 MD Unemployment	5,076.40
60102 FICA - Employer	44,943.69
60300 Federal Unemployment (FUTA)	1,406.50
66130 DC Admin Fund	56.65
66140 DC Paid Family Leave	2,365.71
Total 66000 Payroll Expenses	**53,848.95**
66500 Postage and Delivery	97.05
66600 Printing and Reproduction	1,101.01
66700 Professional Fees	800.00
66710 Accounting Services	31,027.39
66720 Consulting fees	2,012.00
66730 Legal Fees	5,134.00
Total 66700 Professional Fees	**38,973.39**
67100 Rent Expense	120,000.00
67200 Repairs and Maintenance	42,463.97
68000 Real Estate Tax DC	35,973.78
68100 Telephone Expense	4,069.04
68400 Travel Expense	2,594.33
68500 Uniforms	3,472.60
68600 Utilities	55,574.86
70020 IT Expenses	649.79
70080 Office Expense	64.30
70100 Additional Labor	3,407.73
70180 Payroll Processing Fees	1,673.28
70200 Auto & Truck Expenses	150.34
70250 Cable/Internet Expenses	4,029.72
70350 Equipment Leases	432.00
70560 Trash Removal	7,510.00
Total Expenses	**$977,499.23**
NET OPERATING INCOME	**$123,850.31**
Other Income	
80200 Miscellaneous Income	485.20
Total Other Income	**$485.20**
Other Expenses	
80600 Federal Corporate Taxes	1,000.00
80700 State Corporate Taxes	1,300.00
90300 Fines & Penalties	13,940.86
99999 Ask Client/My Accountant	12,962.31
Total Other Expenses	**$29,203.17**
NET OTHER INCOME	**$ -28,717.97**
NET INCOME	**$95,132.34**